ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
July 11, 2008	WRITER'S DIRECT LINE 414.297.5662 sbarth@foley.com Email
CLIENT/MATTER NUMBER 052560-0725

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	The Marcus Corporation Form 10-K for Fiscal Year Ended May 31, 2007 Filed August 14, 2007

Dear Mr. Woody:

        After further discussions with Karen Garnett and Kristina Aberg of the Staff of the Securities and Exchange Commission (the “Staff”), in further response to Comment Number 2 of the Staff’s letter, dated June 4, 2008, with respect to the above-referenced filing, our client, The Marcus Corporation, a Wisconsin corporation (the “Company”), will comply with the Staff’s comment and disclose in its future relevant filings the actual aggregated and averaged amounts of RevPAR, occupancy percentage and average daily room rates for its comparable owned hotels and resorts for the periods reported.

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Thomas F. Kissinger, the Company’s Vice President, General Counsel and Secretary, at (414) 905-1390.

Very truly yours,
/s/ Steven R. Barth
Steven R. Barth
cc:	Douglas Neis – The Marcus Corporation Thomas Kissinger – The Marcus Corporation

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